August 30, 2005
Mail Stop 3561

Via U.S. Mail and Facsimile

Guangwei Liang
Chief Executive Officer
Fantatech Inc.
Unit B, 11/F, Vienna Mansion
55 Paterson Street
Causeway Bay, Hong Kong

   RE:	Fantatech Inc. (the "Company")
	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 000-24374
	Form 10-QSB for the quarter ended June 30, 2005
	File No. 000-24374

Dear Mr. Liang:

	We have reviewed your response letter filed on August 9, 2005 and have the following comment. Where expanded disclosure is requested, you may comply with this comment in future filings. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

	Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule
101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.


Form 10-QSB for the Quarter Ended June 30, 2005

Note 9. Impairment of Intangible Asset, page 13

1. We note the disclosure included in Note 9 indicating that the Company recognized an impairment charge of $170,950 associated with the Hytech US trademark during the three months ended June 30, 2005.
Given that there were no sales contracts secured by Hytech US during
2005 or 2004, please explain why the impairment charge associated with this trademark was not recognized until the second quarter of 2005. We may have further comment upon receipt of your response.

* * * * *


   You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch
Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,


								Linda Cvrkel
								Branch Chief
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Guangwei Liang
Fantatech Inc.
August 30, 2005
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